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                     June 5, 2024

       Lee Bienstock
       Chief Executive Officer
       DocGo Inc.
       35 West 35th Street, Floor 6
       New York, New York 10001

                                                        Re: DocGo Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-39618

       Dear Lee Bienstock:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services